May 6, 2025

Wes Cummins
Chief Executive Officer
Applied Digital Corporation
3811 Turtle Creek Blvd.
Suite 2100
Dallas, TX 75219

       Re: Applied Digital Corporation
           Form 10-K for the Fiscal Year Ended May 31, 2024
           File No. 001-31968
Dear Wes Cummins:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology